EXHIBIT 17.1

April 27, 2026

Dom and the Board of Directors of Onfolio Holdings, Inc.

Please accept this letter as formal notification of my resignation from the Board of Directors of Onfolio Holdings, Inc., effective May 31, 2026.

A long-time colleague has recently and unexpectedly invited me to join the board of another public company.  Accepting this new role would bring my total active public board seats to four. Because serving on four public boards exceeds generally accepted corporate governance limits, I believe it is in the best interest of the company and its shareholders that I step down.

I also wish to confirm that I have no disagreements with the Company on any matter relating to the Company’s operations, policies, or practices.

I am fully committed to ensuring a seamless transition of my responsibilities over the coming weeks. Please let me know how I can best assist the board during this period.

I wish you and the company all the best moving forward.

Sincerely,

Bob Lipstein